# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIYIELD QUALITY FUND, INC., CIK 0000890196
CUSIP: 09254F886
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0000019617
Persons authorized to receive notices and communications: Michael Lees, JPMorgan Chase & Co., 270 Park Avenue, New York, New York (NY), 10017, (212) 270-6000

## Reporting persons
- JPMorgan Chase & Co. (CIK 0000019617): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,464; sole dispositive power 0; shared dispositive power 1,464; aggregate amount beneficially owned 1,464 (17.26% of the class)
- DNT Asset Trust (CIK 0002005954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,464; sole dispositive power 0; shared dispositive power 1,464; aggregate amount beneficially owned 1,464 (17.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE DEMAND PREFERRED SHARES
Name of issuer: BLACKROCK MUNIYIELD QUALITY FUND, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment: This Statement on Schedule 13D (this "Statement") relates to the acquisition of 1,464 Series W-7B Variable Rate Demand Preferred Shares (CUSIP No. 09254F886) ("VRDP Shares") of BlackRock MuniYield Quality Fund, Inc. (the "Issuer" or the "Company"). This Statement is being filed as a result of the reorganization of BlackRock MuniYield Quality Fund II, Inc. ("MQT") and BlackRock Investment Quality Municipal Trust, Inc. ("BKN") into the Issuer on February 23, 2026 (the "Reorganization") pursuant to which DNT Asset Trust ("DNT") received (i) 786 VRDP Shares of the Issuer in exchange for an equal number of Variable Rate Muni Term Preferred Shares of MQT held by DNT and (ii) 678 VRDP Shares of the Issuer in exchange for an equal number of Variable Rate Muni Term Preferred Shares of BKN held by DNT. The Issuer's principal executive offices are located at 100 Bellevue Parkway Wilmington, Delaware 19809.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. JPMorgan Chase & Co. ("JPMorgan")

ii. DNT Asset Trust ("DNT")

This Statement relates to the VRDP Shares of the Issuer that were received for the account of DNT in connection with the Reorganization.
Residence or business address:
The address of the principal business office of JPMorgan is:

270 Park Avenue,
New York, NY, 10017

The address of the principal business office of DNT is:

270 Park Avenue,
New York, NY, 10017

JPMorgan is a corporation organized under the laws of the State of Delaware. DNT is a statutory trust governed by the laws of the State of Delaware.

JPMorgan and its subsidiaries provide diversified global financial services and products. The principal business of DNT is to make and manage investments related to its capital, including without limitation, its investment in the securities of the Issuer.
Present principal occupation or employment: Information with respect to the directors and officers of JPMorgan Chase and the trustees and executive officers of DNT (collectively, the "Related Persons"), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Schedule A included with this Schedule and attached as an Exhibit hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In connection with the Reorganization of MQT and BKN into the Issuer, DNT's 786 Variable Rate Muni Term Preferred Shares of MQT and 678 Variable Rate MuniFund Term Preferred Shares of BKN were exchanged in a cashless transaction for an equal number of VRDP Shares of the Issuer (CUSIP No. 09254F886).

## Item 4. Purpose of Transaction
Purpose of transaction: DNT acquired the VRDP Shares for investment purposes. DNT acquired the VRDP Shares directly from the Issuer pursuant to an exchange of shares in a cashless transaction in connection with the Reorganization on February 23, 2026

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, VRDP Shares that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99. 2 Schedule A and Schedule B

## Signatures
- JPMorgan Chase & Co.: /s/ Michael Lees, Michael Lees, Executive Director (03/02/2026)
- DNT Asset Trust: /s/ Tim A. Self, Tim A. Self, Authorized Officer (03/02/2026)